FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 8, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

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____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Corp. March 2008 Consolidated Revenue Totaled NT$47.1 Billion ”, dated April 8, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 8, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. March 2008 Consolidated Revenue Totaled NT$47.1 Billion

Issued by: AU Optronics Corp.
Issued on: April 8, 2008

Hsinchu, Taiwan, April 8, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its March 2008 revenue with preliminary consolidated and unconsolidated basis of NT$47,060 million and NT$46,761 million.  It represented 10.8% and 10.2% sequential increase, and 59.1% and 58.2% year-over-year growth.

In the first quarter of 2008, AUO’s unaudited consolidated and unconsolidated revenues totaled NT$136,631 million and NT$136,239 million.  It represented quarter-over-quarter decline of 12.1% and 12.2%, and year-over-year growth of 69.3% and 68.8%.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications for March 2008 totaled 8.0 million units, increased by 18.1% sequentially. Small-and-medium-sized panel shipments reached 13.6 million units, an 11.9% month-over-month increase.

Large-sized panel shipments for the first quarter of 2008 were 22.0 million, a mild 5.1% Q-o-Q decrease and 38.1% Y-o-Y increase.  Small- and medium-sized panel shipments for the first quarter of 2008 totaled 37.7 million units, representing 21.5% Q-o-Q decrease but improved significantly by 70.3% Y-o-Y.

(a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches
Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
March 2008	47,060	46,761
February 2008	42,474	42,426
M-o-M Growth	10.8%	10.2%
March 2007	29,572	29,566
Y-o-Y Growth	59.1%	58.2%
Jan to Mar 2008	136,631	136,239
Jan to Mar 2007	80,720	80,694
Y-o-Y Growth	69.3%	68.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp. and Toppan CFI (Taiwan) Co, Ltd.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.3%* of global market share with revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 4Q2007 WW Large-Area TFT-LCD Shipment Report dated Jan 23, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:
Fiona Chiu                                                                  Yawen Hsiao
Corporate Communications Dept                              Corporate Communications Dept.
AU Optronics Corp                                                     AU Optronics Corp.
Tel:  +886-3-5008899 ext 3206                                  +886-3-5008899 ext 3211
Fax: +886-3-5772730                                                 +886-3-5772730
Email: fiona.chiu@auo.com                                     yawen.hsiao@auo.com